Exhibit 99.1

BioBlast Pharma Augments Leadership Team and Establishes

U.S. Headquarters in New Haven, Connecticut

Appoints Former NPS and ViroPharma Executive, Paul Firuta as Chief Commercial Officer

New Haven, CT – September 10, 2015 – BioBlast Pharma Ltd., (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases, announced today that it has appointed Paul Firuta to the newly-created position of Chief Commercial Officer. Mr. Firuta will be a member of BioBlast’s Executive Committee and will oversee, in particular, the commercial strategy for Cabaletta (IV trehalose) – the Company’s lead product candidate set to commence Phase 3 clinical development this year in the United States and Canada.

“Paul is a seasoned biotechnology and pharmaceutical executive who brings a wealth of commercial experience to BioBlast from an impressive list of successful biopharmaceutical organizations,” said Colin Foster, President and Chief Executive Officer of BioBlast. “In particular, his significant and highly relevant commercial experience in the rare genetic disease space, overseeing commercial efforts for Cinryze® for hereditary angioedema (HAE), ideally positions him to spearhead commercial efforts for BioBlast and support our global pre-commercialization activities as we prepare to initiate two pivotal Phase 3 clinical studies for Cabaletta in oculopharyngeal muscular dystrophy (OPMD) and spinocerebellar ataxia type 3 (SCA3) this year. If results of either of these trials are positive, we would be prepared for the global launch of Cabaletta, initially in the U.S. and Canada.”

Mr. Firuta has extensive experience in biopharmaceutical commercial operations, most recently serving as President of U.S. Operations for NPS Pharmaceuticals, where he played a role in the $5.2 billion acquisition of NPS by Shire Pharmaceuticals. Prior to his role at NPS, he served as Vice President and General Manager, Americas, at ViroPharma. Prior to that, he held various senior management positions at Lev Pharmaceuticals, OraPharma and SmithKline Beecham Pharmaceuticals. Mr. Firuta has a MBA from St. Joseph’s University, and a B.Sc. from King’s College.

“It is a privilege to join BioBlast and to work closely with Colin and the executive team. With a compelling and deep pipeline targeting orphan diseases with great unmet need, and with Cabaletta specifically about to commence two pivotal Phase 3 clinical studies, there is tremendous opportunity to make a medical difference for patients and to prepare Cabaletta for the commercial market, and ultimately, to build a successful product franchise.”

Separately, the Company announced today that it has recently established a corporate office in New Haven, Connecticut, which will serve as its U.S. headquarters.

“This is a big step forward for us as we establish our corporate headquarters with a view to connecting ever more so with patients, physicians, and investors in the U.S.,” said Colin Foster. “Indeed, we anticipate that six of our nine Cabaletta clinical study centers for OPMD will be here in the U.S. and we look forward to expanding our U.S. footprint going forward.”

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on deep understandings of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company’s website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses making a medical difference for patients, preparing Cabaletta for the commercial market, building a successful product franchise, initiating two pivotal Phase 3 clinical studies for Cabaletta in OPMD and SCA3 and timing of such initiation, the global launch of Cabaletta, the locations of certain clinical studies, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:
U.S. Investor Contact
Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
1.646.597.6979